Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 2, 2007

iPathSM Exchange Traded Notes (ETNs)

Medium Term Notes issued by Barclays Bank PLC

	Note Ticker	Intraday Indicative Value Ticker	Bloomberg Exchange Rate Ticker	Bloomberg Deposit Rate Ticker[1]	Yearly Fee[2]
iPathSM JPY/USD Exchange Rate ETN	JYN	JYN.IV	TNFXJY	DYENCALM	0.40%
iPathSM GBP/USD Exchange Rate ETN	GBB	GBB.IV	TNFXGBP	SONIO/N	0.40%
iPathSM EUR/USD Exchange Rate ETN	ERO	ERO.IV	TNFXEURO	EONIA	0.40%

These Securities are not available for investing.

Primary Listing: The issuer has applied to list the Securities on the New York Stock Exchange under the symbols listed above.

Term of Notes: 30 years

Early Redemption (“Redemptions”): At least 50,000 units on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

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Early Redemption: Subject to the notification requirements described in the prospectus, you may redeem your Securities on any Redemption Date, as described below, during the term of the Securities. If you redeem your Securities, you will receive a cash payment in an amount equal to the Weekly Redemption Value, which is the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

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The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of Securities at the time the reduction becomes effective.

Placements (“Creations”): Securities may be placed on a daily basis in blocks of at least 50,000 Securities through Barclays Capital Inc., an affiliate and agent of the issuer, Barclays Bank PLC. Contact Barclays Capital for further information.

Valuation Date: Generally each Thursday during the term of the iPath ETN, or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Redemption Date: A Redemption Date is the third business day following a Valuation Date.

[1]

The Deposit Rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of Yen, Euros or Pounds. The Deposit Rate used for JYN, GBB and ERO are the Bank of Japan’s uncollateralized overnight call rate (“Mutan rate”), the Sterling Overnight Index Average (“SONIA”) and the European Overnight Index Average (“EONIA”), respectively, minus 25 bps.

[2]

The investor fee is calculated cumulatively based on 40 bps and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Redemption Value: The principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

Early Redemption Mechanics: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to Barclays Capital, Inc. (“Barclays Capital”) via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date and follow the procedures set forth in the applicable prospectus and summarized in part below.

Order timeline for redemptions:

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Deliver a Notice of Redemption (Notice of Redemption form attached) to Barclays Capital via email no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. A Confirmation of Redemption Form will be sent to you by the issuer or by Barclays Capital.

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Sign the Confirmation of Redemption Form and fax to 212-412-1232 before 4:00 p.m., New York time, on the same day. The issuer or Barclays Capital must acknowledge receipt in order for the confirmation to be effective.

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Instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the Valuation Date at a price equal to the applicable Weekly Redemption Value, facing Barclays Capital DTC 5101; and

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Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York time, on the applicable Redemption Date (the third business day following the Valuation Date).

Contact Barclays Capital for Placements/Early Redemptions: (contacts attached below)

Coupon: There will be no interest during the term of the Securities.

Indicative Value: In connection with iPath ETNs, the term “indicative value” refers to the value at a given time based on the following equation:

Indicative Value = Principal Amount per Security x Current Index Factor – Current Investor Fee

where:

Principal Amount per Security = $50

Current Index Factor = Current Currency Component x Current Accumulation Component

Current Currency Component = Current Exchange Rate / Initial Exchange Rate

Current Exchange Rate = The foreign exchange spot rate that measures the relative values of two currencies as defined in the applicable Pricing Supplement

Initial Exchange Rate = The applicable exchange rate on the inception date

Current Accumulation Component = The Accumulation Component on the inception date will equal one. On each subsequent business day until maturity or early redemption, the Accumulation Component = [1 + (Deposit Rate / 365)] x Previous Day’s Accumulation Component

Current Investor Fee = The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to:

Yearly Fee x Principal Amount per Securities x Index Factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Additionally, an “intraday” indicative value meant to approximate the intrinsic economic value of the Securities will be calculated and published by Bloomberg or a successor via the facilities of the Consolidated Tape Association under the respective ticker symbols listed above. For purposes of calculating this intraday indicative value, Bloomberg or a successor will use appropriate market data available (e.g., an average of live exchange rate quotations from major financial institutions and market participants3) during the day to approximate the Index.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

The indicative value calculation is provided for reference purposes only4.

Value at Maturity: Holders of the Securities will receive a cash payment at maturity equal to principal amount of the Securities multiplied by the index factor minus the investor fee.

[3]

As of the date of this document for “intraday” indicative value purposes, we believe Bloomberg will calculate the Current Exchange Rate as the midpoint of the most recent composite exchange rate quotation on the following Bloomberg pages:

JYN – JPYUSD Currency ALLQ

GBB – GBPUSD Currency ALLQ

ERO – EURUSD Currency ALLQ

[4]

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published exchange rates underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Exchange Rate and therefore the indicative value of each iPath ETN. Published exchange rates do not necessarily reflect the depth and liquidity of the underlying currency markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

JPY/USD EXCHANGE RATE

The return on the Securities is linked to the performance of the Japanese yen / U.S. dollar exchange rate, which is the number (or fraction) of U.S. dollars that can be purchased for one Japanese yen (the “JPY/USD exchange rate” or the “Index”). We will determine the JPY/USD exchange rate by dividing one by the U.S. dollar / Japanese yen exchange rate, as reported each day shortly after 10:00 a.m. on Reuters page 1FED or any successor page, and truncating the quotient to ten decimal places. The U.S. dollar / Japanese yen exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar. When the Japanese yen appreciates relative to the U.S. dollar, the U.S. dollar / Japanese yen exchange rate decreases, the JPY/USD exchange rate increases and the value of the Securities increases; when the Japanese yen depreciates relative to the U.S. dollar, the U.S. dollar / Japanese yen exchange rate increases, the JPY/USD exchange rate decreases and the value of the Securities decreases.

The USD/JPY exchange rate can be found on any of the following pages (divide 1 by this rate, and truncate to 10 decimals to find the JPY/USD exchange rate):

Reuters page 1FED

Bloomberg page TNFXGBP

http://www.newyorkfed.org/markets/fxrates/tenAm.cfm

The deposit rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of JPY, and can be found on any of the following pages:

Reuters page TONAT

Bloomberg page DYENCALM

http://www3.boj.or.jp/market/en/menu_m.htm

GBP/USD EXCHANGE RATE

The return on the Securities is linked to the performance of the British pound / U.S. dollar exchange rate (the “GBP/USD exchange rate” or the “Index”). The GBP/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the British pound and the U.S. dollar. When the British pound appreciates relative to the U.S. dollar, the GBP/USD exchange rate (and the value of the Securities) increases; when the British pound depreciates relative to the U.S. dollar, the GBP/USD exchange rate (and the value of the Securities) decreases. The GBP/USD exchange rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one British pound in the interbank market for settlement in two days, as reported each day shortly after 10:00 a.m. on Reuters page 1FED or any successor page.

The GBP/USD exchange rate can be found on any of the following pages:

Reuters page 1FED

Bloomberg page TNFXGBP

http://www.newyorkfed.org/markets/fxrates/tenAm.cfm

The deposit rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of GBP, and can be found on any of the following pages:

Reuters page SONIA

Bloomberg page SONIO/N

http://www.wmba.org.uk/index_sonia.php

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

EUR/USD EXCHANGE RATE

The return on the Securities is linked to the performance of the euro / U.S. dollar exchange rate (the “EUR/USD exchange rate” or the “Index”). The EUR/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the euro and the U.S. dollar. When the euro appreciates relative to the U.S. dollar, the EUR/USD exchange rate (and the value of the Securities) increases; when the euro depreciates relative to the U.S. dollar, the EUR/USD exchange rate (and the value of the Securities) decreases. The EUR/USD exchange rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one euro in the interbank market for settlement in two days, as reported each day shortly after 10:00 a.m. on Reuters page 1FED or any successor page.

The EUR/USD exchange rate can be found on any of the following pages:

Reuters page 1FED

Bloomberg page TNFXEURO

http://www.newyorkfed.org/markets/fxrates/tenAm.cfm

The deposit rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of EUR, and can be found on any of the following pages:

Reuters page EONIA

Bloomberg page EONIA

http://www.euribor.org/html/content/eonia_data.html

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Who to call for questions:

Barclays Capital Inc. Front Office:

Team Line         (212) 412-5150             Redemption and block buys

Greg King, Nick Cherney, Christian Rieben, Alejandra Fabrega

Email: ipathdesk@barclayscapital.com

Barclays Capital Inc. Back Office:

Lolombahang Rai    (973) 576-3464

Craig Ramirez         (973) 576-3604

Roseann Tsandiotis (973) 576-3541

Email address for the Notice of Redemption: ipathredemptions@barclayscapital.com

Fax number for signed Confirmation of Redemption: 212-412-1232

Any issues with faxing should go to Barclays Capital’s back office

Barclays Capital Inc. iPath Lending Desk

Brian O’Hagen or Brian Bendowski (212) 412-2182

iShares Product Management5

Nicole Hunter	(415) 402-4619	Nicole.Hunter@barclaysglobal.com	Trading/market making questions

Katie Waltemyer	(415) 402-4692	Katie.Waltemyer@barclaysglobal.com	Trading/market making questions

Matt Lewis	(415) 402-4921	Matthew.Lewis@barclaysglobal.com	Sr. Product Manager

Tony Kelly	(415) 402-4671	Tony.Kelly@barclaysglobal.com	Head of Product Management

[5]	Associates of Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Email Format:

NOTICE OF REDEMPTION

To: ipathredemptions@barclayscapital.com

Subject: iPathSM Notice of Redemption, CUSIP No.

[BODY OF EMAIL]

Name of holder: [                                                 ]

Number of Securities to be redeemed: [                    ]

Applicable Valuation Date: Thursday, [                    ], 20[    ]

Contact Name: [                                                 ]

Telephone #: [                                    ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the Securities are satisfied.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Fax Format

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sirs:

The undersigned holder of Barclays Bank PLC’s $                     Medium-Term Notes, Series A, iPathSM Exchange Traded Notes due                     , 2037 CUSIP No.                      redeemable for a cash amount based on the                      (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of                     , with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the Securities (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Securities (specified below) to book a delivery vs. payment trade on the Valuation Date with respect to the number of Securities specified below at a price per Security equal to the applicable Weekly Redemption Value, facing Barclays Capital DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the Redemption Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of Securities surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc.(“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4403-iP-0407

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS